Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488


05009211


ANGLO
IRISH
BANK

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

8 June 2005

BD/AH

Re: Anglo Irish Bank Corporation Plc (File No. 82-3791) 12g3-2 (b) Exemption.

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

p.p. Bernard Daly
Company Secretary

Encls

STOCK EXCHANGE

DATE	ANNOUNCEMENT
4 May 2005	Interim Results for the six months ended 31 March 2005
19 May 2005	Scrip dividend – Interim Dividend 2005

COMPANIES REGISTRATION OFFICE

DATE FILED	DESCRIPTION OF DOCUMENT
28 April 2005	Statutory Forms G1, G2, B4, 28 and Memorandum and Articles of Association
05 May 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 934 new ordinary shares
16 May 2005	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 328,900 new ordinary shares

ANGLO IRISH BANK

Interim results for the six months to 31 March 2005

HIGHLIGHTS

Anglo Irish Bank today (Wednesday, 4 May 2005) published its interim statement for the six month period ended 31 March 2005. Key highlights include:

- Reported pre-tax profits of €308.4m, up 35%
- Record earnings per share of 66.7 cent, an increase of 30%
- Total assets increased by 17% to €39.9Bn on a constant currency basis
- Lending to customers increased by €4.3Bn net, up 18% on a constant currency basis to €28.7Bn
- Total funding increased by 19% to €34.5Bn
- Number of employees grew by 17% year on year
- Return on equity of 33%
- Tier 1 Capital stands at 8.2%

Commenting on the results, David Drumm, Group Chief Executive, said:

"This has been an excellent first half performance for the Bank. Record loan growth, stable lending margins and robust asset quality underlie these results. In addition, our Treasury and Wealth Management divisions continued to generate high quality revenue and profit growth.

Lending work in progress stands at €4.9Bn, demonstrating the ongoing development of the Bank's franchise across our key markets. We have continued to invest significantly in our people thereby ensuring the Bank is best equipped to capitalise on its long term potential. This investment demonstrates our confidence in the Bank's future."

-ends-

For reference:
David Drumm, Group Chief Executive
Willie McAteer, Group Finance Director
Matt Moran, Chief Financial Officer
Anglo Irish Bank - Tel: (01) 616 2000

Chairman's Statement

I am pleased to announce an excellent performance by Anglo Irish Bank for the six months ended 31 March 2005, continuing the Group's record of strong profit growth. Profits for the period were €308.4m, resulting in a 30% increase in earnings per share. Each of our divisions has performed strongly during this time.

Once again these results demonstrate the inherent strength of the Bank's strategy which continues to deliver excellent returns to shareholders.

The performance highlights for the period include:

Profits

- Reported pre-tax profits of €308.4m, an increase of 35%
- Record EPS of 66.7 cent, an increase of 30%
- Cost/income ratio stands at 27%

Shareholder value

- Return on equity of 33%
- 20% increase in interim dividend

Operational performance

- Record growth in lending of €4.3Bn, an increase of 18% in the six month period
- Continuing excellent asset quality with non-performing loans representing 0.55% of closing customer loan balances
- Total funding increased by 19% to €34.5Bn
- Tier 1 Capital Ratio is 8.2%
- Number of employees grew by 17% year on year to 1,315
- Lending work in progress is €4.9Bn

The momentum in our business, combined with the ongoing significant investment in our people, augurs well for the Group.

Dividends

The Board has declared an interim dividend of 4.51 cent per share, an increase of 20% on the interim dividend paid in 2004 when allowance is made for the two-for-one share split on 22 April 2005. The dividend will be paid on 18 July 2005 to shareholders on the Bank's register as at the close of business on 13 May 2005. Withholding tax may apply on the dividend depending on the tax status of each shareholder. Shareholders will again be offered the option of receiving dividends in the form of cash or shares.

Business Lending

Business lending achieved net loan growth of €4.3Bn on a constant currency basis, the strongest performance in any six month period in the Bank's history. This follows a net increase of €6.3Bn in the full year to 30 September 2004. Total loan balances now stand at €28.7Bn. This growth has been achieved across all markets with our Irish, UK and US operations delivering net increases of 19%, 15% and 26% respectively. This is a clear reflection of our growing presence and franchise in our target sectors and chosen markets. Lending margins have remained stable and most importantly, asset quality

Treasury

Our Treasury division has delivered significant value to the Group in this period. Total funding increased by €5.5Bn on a constant currency basis to €34.5Bn, up 19%. Customer deposits grew by nearly €3Bn net to €22.5Bn. In an increasingly competitive environment, this excellent result demonstrates the success of the Bank's product offering and customer service focus.

Operating in Ireland, the UK and the USA, our Corporate Treasury Sales business produced very strong growth, with revenues up from €19m to €30m. We have invested significantly in building a high calibre team that understands the risks faced by our clients and accordingly, can offer appropriate and innovative solutions to manage their foreign exchange and interest rate exposures.

Wealth Management

Wealth Management delivered excellent results in the first half, with revenue growth of 16% to €44m. All areas of the division made strong progress and delivered higher profits. This growing business provides an excellent fit within the Group enabling us to better service the overall needs of our client base.

People

On behalf of my colleagues and myself, I wish again to express our deepest gratitude to Peter Murray who retired as the Bank's Chairman and from the Board in January 2005. Peter brought a wealth of experience to our Board since his appointment in 1993. The Bank has benefited immensely from Peter's involvement over the past 12 years and from his leadership during his tenure as Chairman.

We invested significantly in our people in 2004 and continued this into 2005. The Group currently employs in excess of 1,300 people representing 17% year on year growth. The recruitment of talented people, together with our broader investment in training and development, ensures that we can continue to grow our business and enhance the service we provide to customers.

Notwithstanding this significant ongoing investment, the inherent strength and effectiveness of the Bank's model results in a highly efficient cost/income ratio of 27%.

International Financial Reporting Standards (IFRS)

In line with all European Union listed institutions, Anglo Irish Bank is required to adopt new reporting standards for accounting periods commencing on or after 1 January 2005. The Group's first full reporting period under these new standards will be the year to 30 September 2006. Our results for the six months to 31 March 2005 are prepared under Irish generally accepted accounting practices (Irish GAAP) as will the results for the year to 30 September 2005.

If prepared under IFRS, we estimate that EPS for the six months to 31 March 2005 would have been circa 4% lower than under Irish GAAP. The impact on our Tier 1 regulatory capital is expected to be marginally positive.

The application of IFRS does not alter the Group's economic substance, nor the cash flows generated by our business. The impact is mainly due to the effect of first time adoption and timing differences in the recognition of income and expense.

Business Focus

Our fundamental business strategy and focus remain unchanged. Maintaining this proven strategy will, we believe, enable the Bank to consistently deliver significant growth in shareholder value over time.

The Bank will continue to focus on its core businesses in its existing markets. We have built strong franchises in our chosen markets and we will continue to take advantage of the growth opportunities that they will provide over the coming years. We will remain vigilant on all risk issues and asset quality.

The Board's strategic objectives are based on organic growth. We will evaluate acquisition opportunities as they arise, but will only proceed with those that satisfy our long-term strategic objectives and meet the stringent criteria we impose.

Outlook

Your Board is confident of the Bank's prospects for the remainder of the year. Lending work in progress at 31 March 2005 was at record levels at €4.9Bn. In addition, the Group's Treasury and Wealth Management divisions continue to expand and increase their contribution to the Group's performance.

The outlook for the Irish and UK economies, which are core to us, remains positive and the strength of the Bank's presence in each market positions us well for future growth.

I look forward to a strong performance in the full year to September 2005 and beyond.

Sean FitzPatrick
Chairman
3 May 2005

Consolidated profit and loss account (unaudited)
For the six months ended 31 March 2005

	6 months ended 31 March 2005 €m	6 months ended 31 March 2004 €m	year ended 30 September 2004 €m
Interest receivable and similar income			
Interest receivable and similar income arising from			
Debt securities and other fixed income securities	**42.1**	22.2	50.4
Other interest receivable and similar income	**904.0**	610.6	1,402.5
Interest payable and similar charges	**(621.9)**	(390.2)	(929.4)
Net interest income	**324.2**	242.6	523.5
Other income			
Fees and commissions receivable	**110.6**	86.8	183.9
Fees and commissions payable	**(8.7)**	(7.8)	(16.3)
Dealing profits	**7.7**	7.0	12.8
Other operating income	**8.4**	5.1	19.3
Total operating income	**442.2**	333.7	723.2
Operating expenses			
Administrative expenses	112.4	88.8	185.4
Depreciation and goodwill amortisation	**6.8**	6.7	14.6
Provisions for bad and doubtful debts - specific	**14.6**	9.6	19.1
	133.8	105.1	219.1
Group profit on ordinary activities before taxation	**308.4**	228.6	504.1
Taxation on profit on ordinary activities	**(61.9)**	(50.6)	(107.7)
Group profit on ordinary activities after taxation	**246.5**	178.0	396.4
Minority interests	**(23.7)**	(8.2)	(17.0)
Group profit attributable to ordinary shareholders	**222.8**	169.8	379.4
Dividends	**(30.4)**	(25.0)	(75.2)
Group profit retained for period	**192.4**	144.8	304.2
Basic earnings per share	**66.70 c**	51.42 c	114.53 c
Diluted earnings per share	**65.32 c**	50.42 c	112.37 c
Dividends per ordinary share	**4.51 c**	3.76 c *	11.28 c *

* Adjusted for two-for-one share split on 22 April 2005. See notes to the interim report.

Consolidated balance sheet (unaudited)
As at 31 March 2005

	31 March 2005 €m	30 September 2004 €m	31 March 2004 €m
Assets			
Loans and advances to banks	**5,900.9**	6,210.6	6,710.8
Loans and advances to customers	**28,250.8**	23,723.8	20,511.0
Securitised assets	422.4	666.0	789.9
Less: non-returnable proceeds	(406.9)	(634.8)	(757.2)
	15.5	31.2	32.7
Debt securities	**3,962.6**	2,534.4	1,635.3
Equity shares	**32.8**	26.1	6.8
Intangible fixed assets - goodwill	**67.6**	69.6	72.0
Tangible fixed assets	**64.5**	59.4	32.0
Other assets	**443.5**	577.7	491.4
Prepayments and accrued income	**357.1**	439.4	336.3
	39,095.3	33,672.2	29,828.3
Life assurance assets attributable to policyholders	**837.0**	667.6	548.5
Total assets	**39,932.3**	34,339.8	30,376.8
Liabilities			
Deposits by banks	**4,114.6**	2,605.9	2,915.0
Customer accounts	**22,501.8**	19,546.0	17,376.9
Debt securities in issue	**7,896.3**	6,944.5	6,453.7
Other liabilities	**319.4**	305.7	266.2
Accruals and deferred income	**343.7**	392.0	386.3
Provisions for liabilities and charges	**5.3**	5.4	4.8
	35,181.1	29,799.5	27,402.9
Capital resources			
Subordinated liabilities	**1,116.6**	1,133.3	421.1
Perpetual capital securities	**654.7**	656.2	676.7
Equity and non-equity minority interests	**683.8**	843.4	255.4
	2,455.1	2,632.9	1,353.2
Called up share capital	**108.1**	107.1	106.7
Share premium account	**166.8**	157.6	156.9
Other reserves	0.9	0.9	0.9
Profit and loss account	**1,183.3**	974.2	807.7
Total shareholders' funds (all equity interests)	**1,459.1**	1,239.8	1,072.2
Total capital resources	**3,914.2**	3,872.7	2,425.4
	39,095.3	33,672.2	29,828.3
Life assurance liabilities attributable to policyholders	**837.0**	667.6	548.5
Total liabilities and capital resources	**39,932.3**	34,339.8	30,376.8
Memorandum items			
Contingent liabilities			
Guarantees	**1,398.9**	910.4	801.6
Commitments			

Consolidated cash flow statement (unaudited)

For the six months ended 31 March 2005

	6 months ended 31 March 2005 €m	6 months ended 31 March 2004 €m	year ended 30 September 2004 €m
Reconciliation of operating profit to net operating cash flows			
Operating profit	**308.4**	228.6	504.1
(Decrease)/increase in accruals and deferred income	**(58.2)**	108.0	124.8
Decrease/(increase) in prepayments and accrued income	**85.7**	(78.8)	(178.6)
Financing costs of subordinated liabilities	**22.3**	13.7	32.2
Financing costs of perpetual capital securities	**26.3**	27.2	52.8
Interest earned on debt securities and other fixed income securities	**(38.5)**	(21.6)	(48.3)
Amortisation of debt securities and other fixed income securities	**(3.6)**	(0.6)	(2.1)
Provisions for bad and doubtful debts	**14.6**	9.6	19.1
Loans and advances written off net of recoveries	**(4.4)**	(3.7)	(11.7)
Depreciation and goodwill amortisation	**6.8**	6.7	14.6
Net cash flow from trading activities	**359.4**	289.1	506.9
Net increase in deposits	**5,416.3**	4,320.0	6,670.8
Net increase in loans and advances to customers	**(4,521.5)**	(3,250.2)	(6,463.0)
Net decrease/(increase) in loans and advances to banks	**251.5**	(777.4)	(1,573.0)
Net decrease/(increase) in other assets	**139.3**	(72.1)	(160.1)
Net increase/(decrease) in other liabilities	**20.1**	(23.8)	(8.2)
Exchange and other movements	**(8.6)**	22.0	(1.6)
Net cash flow from operating activities	**1,656.5**	507.6	(1,028.2)
Returns on investment and servicing of finance	**(26.9)**	(17.2)	(57.2)
Tax paid	**(48.0)**	(44.7)	(104.1)
Capital expenditure and financial investment	**(1,441.2)**	(275.3)	(1,225.5)
Acquisitions and disposals - deferred consideration paid	**(5.8)**	-	-
Equity dividends paid	**(31.0)**	(32.3)	(49.9)
Financing	**(161.8)**	(3.5)	1,303.7
(Decrease)/increase in cash	**(58.2)**	134.6	(1,161.2)

Statement of total recognised gains and losses (unaudited)
For the six months ended 31 March 2005

	6 months ended 31 March 2005 €m	6 months ended 31 March 2004 €m	year ended 30 September 2004 €m
Group profit attributable to ordinary shareholders	**222.8**	169.8	379.4
Prior period adjustment - own shares	**-**	(6.2)	(6.2)
Total recognised gains	**222.8**	163.6	373.2

Reconciliation of movements in shareholders' funds (unaudited)
For the six months ended 31 March 2005

	€m	€m	€m
Group profit attributable to ordinary shareholders	**222.8**	169.8	379.4
Dividends on equity shares	**(30.4)**	(25.0)	(75.2)
	192.4	144.8	304.2
Ordinary shares issued in lieu of cash dividends	**19.2**	13.6	21.0
Other ordinary share capital issued	**10.2**	3.1	4.2
Net movement in own shares	**(2.5)**	(0.5)	(0.8)
Net addition to shareholders' funds	**219.3**	161.0	328.6
Opening shareholders' funds	**1,239.8**	911.2	911.2
Closing shareholders' funds	**1,459.1**	1,072.2	1,239.8

Reconciliation of movements in retained profits (unaudited)
For the six months ended 31 March 2005

	€m	€m	€m
At beginning of the period	**974.2**	649.8	649.8
Group profit retained for period	**192.4**	144.8	304.2
Ordinary shares issued in lieu of cash dividends	**19.2**	13.6	21.0
Net movement in own shares	**(2.5)**	(0.5)	(0.8)
At end of the period	**1,183.3**	807.7	974.2

Notes to the interim report

For the six months ended 31 March 2005

Basis of preparation

The interim financial statements for the six months ended 31 March 2005 have been prepared in accordance with the accounting policies set out in the annual report for the year ended 30 September 2004.

Taxation

	6 months ended 31 March 2005 €m	6 months ended 31 March 2004 €m	year ended 30 September 2004 €m
Irish Corporation Tax	**27.5**	21.0	37.1
Irish Bank Levy	**2.6**	2.6	5.2
Foreign tax	**36.8**	26.5	65.7
Deferred tax	**(5.0)**	0.5	(0.3)
	61.9	50.6	107.7

Financial statements for the year ended 30 September 2004

The full financial statements for the year ended 30 September 2004 received an unqualified auditors' opinion and have been filed with the Registrar of Companies in Ireland.

Share split

On 4 April 2005 Anglo Irish Bank Corporation plc ('the Company') announced that, having received approval from its shareholders at an Extraordinary General Meeting held on 28 January 2005, the Board of Directors proposed to sub-divide each existing ordinary share of €0.32 in the share capital of the Company into two ordinary shares of €0.16 each, thereby doubling the number of shares in issue. This sub-division was effective from the close of business on 22 April 2005.

Adjusting for the share split, basic earnings per share and diluted earnings per share for the six months ended 31 March 2005 will be 33.35 cent and 32.66 cent respectively reflecting the doubling of the number of shares in issue. The prior period comparatives will be similarly restated to one half of the amounts previously reported.


ANGLO
IRISH
BANK

ANGLO IRISH BANK CORPORATION PLC

SCRIP TERMS – INTERIM DIVIDEND 2005

The terms for shareholders who elect to accept the proposed Scrip Dividend Offer in respect of the 2005 Interim Dividend are that one new ordinary share will be credited as fully paid for every 259.371480 shares held where Dividend Withholding Tax (DWT) applies and for every 207.497184 shares held where the Withholding Tax does not apply.

The issue price will be €9.358123 per ordinary share to shareholders on the register at the close of business on 13 May 2005 who held the required minimum number of shares.

19 May 2005

AVS No: 498756

Companies Registration Office

FEE IN PAID FULL | RECEIPT No.

28 APR 2005 4 2 3
3174

COMPANIES REGISTRATION OFFICE

Companies Acts 1963 to 1999

Special Resolution

Registration fee stamp to be affixed above

This form must be typewritten

FORM NO

G1

(16)

Section 141 of the Companies Act 1963

Company Number
22045

Company name *in full*
Anglo Irish Bank Corporation plc

AT AN EXTRAORDINARY GENERAL MEETING of the members of the said company, duly convened and held at
The Shelbourne Hotel, St Stephen's Green, Dublin 2

On the 28 Day January Month 2005 Year

The following Special resolution (s) was/were duly passed.

Please see the attached continuation sheet for a list of the Special Resolutions passed.

I hereby certify that the above particulars are correct ☐ Director ☒ Company Secretary Date 26/04/05

Signature

Name *Block letters please*
BERNARD DALY

Presenter's name Cliona Joyce

Address Anglo Irish Bank Corporation plc
Stephen Court, 18/21 St Stephens Green,
Dublin 2

Telephone Number 01 - 6162506

Reference BD/CJ/AH

Attached to Statutory Form G1
Company Name: Anglo Irish Bank Corporation plc
Company number: 22045

Special Resolution 2

"That:

(1) The authorised share capital of the Company be and is hereby increased by (i) the creation of 50,000,000 Non-Cumulative Preference Shares of €1.00 each; (ii) the creation of 50,000,000 Non-Cumulative Preference Shares of Stg£1.00 each; and (iii) the creation of 50,000,000 Non-Cumulative Preference Shares of USD$1.00 each so that the authorised share capital of the Company shall be €171,600,000, Stg£50,000,000 and USD$50,000,000 and that Clause 4 of the Memorandum of Association be deleted and the following substituted therefor:

"4. The authorised share capital of the Company is €171,600,000 divided into 760,000,000 Ordinary Shares of €0.16 each and 50,000,000 Non-Cumulative Preference Shares of €1.00 each, Stg£50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of Stg£1.00 each and USD$50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of USD$1.00 each."

(2) The Articles of Association of the Company be and are hereby amended in the following manner:

(i) By the deletion of Article 2 and the substitution therefor:

"2. The authorised share capital of the Company is €171,600,000 divided into 760,000,000 Ordinary Shares of €0.16 each and 50,000,000 Non-Cumulative Preference Shares of €1.00 each ("Euro Preference Shares"), Stg£50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of Stg£1.00 each ("Sterling Preference Shares"), and USD$50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of USD$1.00 each ("Dollar Preference Shares")."

(ii) By the insertion of the following new Article 3A:

"3A. The rights attaching to the Euro Preference Shares, the Sterling Preference Shares and the Dollar Preference Shares (together the "Preference Shares" and as the context shall admit, any of them, and each of them a "Preference Share Currency Class") shall be as follows:

(A) General

The provisions of this Article 3A apply mutatis mutandis in relation to the Euro Preference Shares, the Sterling Preference Shares and the Dollar Preference Shares.

Each Preference Share Class shall rank pari passu inter se and with the other Preference Share Classes as regards the right to receive dividends and the rights on winding up of, or other return of capital by, the Company. Notwithstanding the provisions of Article 4 and subject as provided in paragraph (B) to (G) of this Article, Preference Shares may be issued in such currency and with such rights and privileges and subject to such restrictions and limitations, as the Directors shall determine in the resolution approving the issue of such shares and in particular (but without prejudice to the generality of the foregoing), the Directors may (without prejudice to the authority conferred by sub-paragraph (D)(5), of this Article) pursuant to the authority given by the passing of the resolution to adopt this Article, consolidate and divide and/or sub-divide any Preference Shares into shares of the same currency but a larger or smaller amount (and so that the

provisions of Articles 46-48 shall, where relevant, apply to any such consolidation, division or sub-division). Whenever the Directors have power

under this Article to determine any of the rights, privileges, limitations or restrictions attached to any of the Preference Shares, the rights, privileges, limitations or restrictions so determined need not be the same as those attached to the Preference Shares of the same currency or any other Preference Shares which have then been allotted or issued. Without prejudice to Article 4A, each issue of Preference Shares of a particular currency carrying rights, privileges, limitations or restrictions that are not the same as those attached to any other Preference Shares of the same currency which have then been allotted or issued, shall constitute a separate class of shares.

(B) Income

(1) The Preference Shares shall (subject to the further provisions of this Article) entitle the holders thereof (the "Preference Shareholders") to receive a non-cumulative preferential dividend (the "Preference Dividend") which shall be calculated at such annual rate (whether fixed or variable) and shall be payable on such dates and on such other terms and conditions as may be determined by the Directors prior to the allotments thereof, in respect of that allotment.

(2) The following shall apply in relation to any particular Preference Shares of whichever currency, (the "Relevant Preference Shares") if so determined by the Directors prior to the allotment thereof:

(a) The Relevant Preference Shares shall rank as regards the right to receive dividends pari passu with the other Preference Shares and otherwise in priority to any Ordinary Shares in the capital of the Company;

(b) If, on any date on which an instalment of the Preference Dividend would fall to be paid under sub-paragraph (B)(1) above on any Relevant Preference Shares, the distributable profits and distributable reserves of the Company are together insufficient to enable payment in full to be made of such instalment and, if applicable, of any instalments of dividends payable on such date on any other preference shares ranking pari passu with the Relevant Preference Shares (including for the avoidance of doubt, any other Preference Shares) as regards dividend, then none of the said instalments shall be paid. If it shall subsequently appear that any instalment of the Preference Dividend or of any such other preferential dividend which has been paid should not, in accordance with the provisions of this sub-paragraph, have been so paid, then, provided the Directors shall have acted in good faith, they shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made;

(c) Where any instalment of the Preference Dividend on any Relevant Preference Shares is payable, the Directors shall, subject to sub-paragraph (b) above, resolve to make payment of such instalment, provided however that such instalment shall not be payable:

(i) if, in the judgement of the Directors, after consultation with the Irish Financial Services Regulatory Authority as part of the Central Bank and Finance Services Authority of Ireland ("Regulator"), the payment of such instalment would breach or cause a breach of Irish banking capital adequacy requirements from time to time applicable to the Company; and/or

(ii) if the Directors in their sole and absolute discretion, resolve prior to any dividend payment date that the dividend on any Relevant Preference

Shares, or part thereof, shall not be paid on that dividend payment date. If the Directors so resolve then none or (as the case may be) part only of the dividend shall be declared and/or paid. The Directors shall not be bound to give their reasons for exercising their discretion under this sub-paragraph.

(d) The Relevant Preference Shares shall carry no further right to participate in the profits and reserves of the Company other than the Preference Dividend and if on any occasion an instalment of the Preference Dividend is not paid for the reasons described in sub-paragraph (b) or sub-paragraph (c) above, the Relevant Preference Shareholders' shall have no claim in respect of such instalment.

(e) If any Preference Dividend has not been declared and paid in full, the Company shall not declare any dividends on any other Preference Shares, or other securities ranking pari passu with the Preference Shares, or on the Ordinary Shares, and may not redeem or purchase or otherwise acquire any share capital of the Company subject to and as otherwise provided by the Directors in the terms of allotment of any such Preference Shares.

(C) Return of Capital

(1) On a winding up or liquidation of, or other return of capital other than (unless otherwise provided by the terms of issue of such shares) on a redemption or purchase of shares of any class in the capital or reduction of capital of the Company permitted by the Articles of the Company, the Preference Shareholders shall in respect of the Preference Shares held by them be entitled to receive in the currency of the respective Preference Shares, out of the surplus assets available for distribution to the Company's members, a sum equal to the amount paid up or credited as paid up on the Preference Shares (including any premium paid to the Company in respect thereof).

(2) In additional to the amount repayable on any Preference Shares pursuant to sub-paragraph (1) above there shall be payable:

(a) a sum equal to the amount of any Preference Dividend which is due for payment after the date of commencement of the winding up, liquidation or other return of capital but which is payable in respect of a period ending on or before such date and the amount of any Preference Dividend which would have been payable by the Company in accordance with paragraph (B) of this Article in respect of the period commencing with the fixed dividend payment date which shall most recently have occurred prior to the winding up of the Company or the date of return of capital, whether on a winding up, liquidation or otherwise, as though such period had been one in relation to which an instalment of the Preference Dividend would have been payable pursuant to paragraph (B), but subject always to the provisions of sub-paragraphs (2)(b), (c) and (d) of paragraph (B); and

(b) subject thereto, such premium (if any) as may be determined by the Directors prior to allotment thereof (and so that the Directors may determine that such premium is payable only in specified circumstances and/or that such premium shall be of variable amount depending on the timing and circumstances of such return of capital).

(3) The amounts payable or repayable under sub-paragraphs (1) and (2) of this paragraph (C) in the event of any winding up or liquidation of, or other return of capital (other than as aforesaid in paragraph (1)

above) by, the Company, shall be so paid pari passu with any amounts payable or repayable in that event upon or in respect of any other preference shares or other securities of the Company ranking pari passu with the Preference Shares as regards repayment of capital, and shall be so paid in priority to any repayment of capital on any other class of shares of the Company. The Preference Shareholders shall not be entitled in respect of the Preference Shares held by them to any further or other right of participation in the assets of the Company (and Article 141 shall be construed accordingly).

(D) Redemption

(1) Subject as may be otherwise determined by the Directors in relation to any particular Preference Share prior to allotment thereof, Preference Shares shall, subject to the provisions of the Acts, be redeemable at the option of the Company (subject to the consent of the Regulator). In the case of any particular Preference Shares which are to be so redeemable:

(a) such shares shall be redeemable at par together with the sum which would have been payable pursuant to paragraph (C) of this Article (other than sub-paragraph (C)(2)(b) unless otherwise determined by the Directors prior to allotment of the relevant Preference Shares) if the date fixed for redemption had been the date of a return of capital on a winding up of the Company;

(b) such shares shall be redeemable during such period as the Directors shall prior to allotment thereof determine; and

(c) prior to allotment of such shares, the Directors shall determine whether the Company may redeem (i) all (but not merely some) of such shares or (ii) all or any of such shares, and the basis on which any necessary selection of such shares for redemption is to be made from time to time.

(2) The Company shall give to the holders of Preference Shares to be redeemed not less than 30 days and not more than 60 days notice in writing of the date on which such redemption is to be effected. Such notice shall specify the redemption date and the place at which the certificates (or other title document) for such Preference Shares are to be presented for redemption and upon such date each of such holders shall be bound to deliver to the Company at such place the certificates (or otherwise as aforesaid) for such of those Preference Shares as are held by him. Upon such delivery, or if earlier, the date of expiry of the redemption notice issued by the Company as aforesaid, the Company shall pay to such holder the amount due to him in respect of such redemption and shall (as appropriate) cancel any certificates so delivered. If any such certificate includes any Preference Shares not redeemable on that occasion, a fresh certificate for such shares shall be issued to the holder without charge upon cancellation of the existing certificate.

(3) As from the date fixed for redemption thereof no Preference Dividend shall be payable on the Preference Shares to be redeemed except on any such shares in respect of which, upon due presentation of the certificate (or any other title documents) relating thereto, payment of the moneys due at such redemption shall be improperly refused, in which event, the Preference Dividend shall continue to accrue on and from the date fixed for redemption down to, but not including, the date of payment of such redemption moneys.

(4) The receipt of the registered holder for the time being of any Preference Share(s) or, in the case of joint registered holders, the receipt of any of them for the moneys payable on redemption thereof shall constitute an absolute discharge to the Company in respect thereof.

(5) Upon the redemption of any Preference Share or Shares, the Directors may (pursuant to the authority given by the passing of the resolution to adopt this Article) consolidate and divide and/or sub-divide the authorised preference share capital existing as a consequence of such redemption into shares of any other class of share capital into which the authorised share capital of the Company is or may at that time be divided of a like nominal amount (as nearly as may be) and in the same currency as the Preference Shares so redeemed or into unclassified shares of the same nominal amount and in the same currency as the Preference Shares so redeemed (and so that the provisions of Articles 46-48 shall, where relevant, apply to any such consolidation and division or sub-division).

(E) Voting

(1) Save as may be otherwise determined by the Directors in relation to any particular Preference Shares prior to allotment thereof, Preference Shareholders shall not be entitled to receive notice of any General Meeting of the Company or to attend any General Meeting of the Company save in respect of any resolution:

(a) for winding up the Company; or

(b) varying, altering or abrogating any of the rights, privileges, limitations or restrictions attaching to the Preference Shares held by them; or

(c) in such other circumstances as the Directors may determine prior to allotment thereof;

in which event the Relevant Preference Shareholders may be entitled to speak and vote on all such resolutions proposed at such meeting together with the right, in such circumstances and on such terms, if any as the Directors may determine prior to allotment of such Preference Shares, to seek to requisition a General Meeting of the Company.

For the avoidance of doubt, unless otherwise provided by their terms of issue and without prejudice to the rights attached to the Preference Shares to participate in any return of capital, the rights attached to any Preference Share shall not be deemed to be varied, altered or abrogated by a reduction in any share capital ranking as regards participation in the profits and assets of the Company pari passu with or after such Preference Shares or by any redemption of any such share capital, unless, in either of the foregoing cases, the then most recent dividend due to be paid on each class of preference share in the capital of the Company prior to such reduction or redemption shall not have been paid in cash.

(2) Whenever any Preference Shareholders are entitled to vote on a Resolution as aforesaid (or at any relevant separate class meeting), on a show of hands, each relevant Preference Shareholder present in person shall have one vote and on a poll each such Preference Shareholder present in person or by proxy shall have such number of votes as may be determined by the Directors prior to the allotment of such shares.

(F) Restriction on Capitalisations and Issues of Securities

The following shall apply in relation to any particular Preference Shares (the "Relevant Preference Shares") if so determined by the Directors prior to allotment thereof. Save with the written consent of the holders of not less than such percentage in nominal value of the Relevant Preference Shares as shall be determined by the Directors prior to the allotment thereof ("Relevant Percentage") or with the sanction of a resolution passed at a separate General Meeting of the holders of the Relevant Preference Shares where holders of not less than the Relevant Percentage in nominal value of the Relevant Preference Shares have voted in favour of such resolution, the Directors shall not (i) pursuant to Articles 134 and 135 capitalise any part of

the amounts available for distribution and referred to in such Articles if after such capitalisation the aggregate of such amounts would be less than a multiple, determined by the Directors prior to the allotment of the Relevant Preference Shares, of the aggregate amount of the annual dividends (exclusive of any associated tax credit) payable on the Preference Shares in question, then in issue and any other preference shares then in issue ranking as regards the right to receive dividends or the rights on winding up of, or other return of capital by, the Company, *pari passu* with or in priority to the Relevant Preference Shares, or (ii) authorise or create, or increase the amount of, any shares of any class or any security convertible into the shares of any class ranking as regards the right to receive dividends or the rights on winding up of, or other return of capital by, the Company, in priority to the Relevant Preference Shares.

(G) Further Preference Shares

The Company may from time to time create and issue further preference shares ranking as regards participation in the profits and assets of the Company *pari passu* with the Preference Shares and so that any such further preference shares may be denominated in any currency and may carry as regards participation in the profits and assets of the Company rights identical in all respects to those attaching to the Preference Shares or rights differing therefrom in any respect including, but without prejudice to the generality of the foregoing:

(1) the rate of dividend may differ and the dividend may be cumulative or non- cumulative:

(2) the periods by reference to which dividend is payable may differ;

(3) a premium may be payable on a return of capital or there may be no such premium;

(4) the further preference shares may be redeemable at the option of the Company or the holder or may be non-redeemable or may be redeemable at different dates and on different terms from those applying to the Preference Shares; and

(5) the further preference shares may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Company *pari passu* with or after such Preference Shares, in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

The creation or issue of, or the variation, alteration or abrogation of or addition to the rights, privileges, limitations or restrictions attaching to, any shares of the Company ranking after the Preference Shares as regards participation in the profits and assets of the Company and, provided that, on the date of such creation or issue, the most recent instalment of the dividend due to be paid on each class of preference share in the capital of the Company prior to such date shall have been paid in cash, the creation or issue of further preference shares ranking *pari passu* with the Preference Shares as provided for above shall be deemed not to be a variation, alteration or abrogation of the rights, privileges, limitations or restrictions attached to the respective Preference Shares. If any further preference shares of the Company shall have been issued, then any subsequent variation, alteration or abrogation of or addition to the rights, privileges, limitations or restrictions attaching to any of such further preference shares shall be deemed not to be a variation, alteration or abrogation of the rights, privileges, limitations or restrictions attaching to the Preference Shares provided that the rights attaching to such further preference shares thereafter shall be such that the creation and issue by the Company of further preference shares carrying those rights would have been permitted under this paragraph.

(iii) By the insertion of the following as Article 4A:

"In the event that the rights privileges limitations or restriction attached to any particular Preference Share in issue should differ from the rights privileges limitations or restrictions attached to any other Preference Share of the same Preference Share Currency Class in issue and

(i) some matter has arisen which would amount to a variation alteration or abrogation of the rights privileges limitations or restrictions attached to all those Preference Shares; and

(ii) the effect of such variation alteration or abrogation on all those Preference Shares is in the opinion of the Directors substantially the same;

such Preference Shares shall be treated as a single class for the purpose for applying the procedures of the Articles for the variation alteration or aberration of the rights privileges limitations or restrictions attaching to the Preference Shares of that Preference Share Currency Class."

(iv) That Article 120 be amended by the insertion of the following at the end thereof:

"Provided that no such interim dividend may be paid if the dividend on the Euro Preference Shares, the Sterling Preference Shares or the Dollar Preference Shares currently accrued and payable prior to the date of the Directors' Resolution to pay such interim dividend shall not have been paid."

(v) That Article 121 be amended by the insertion of the following at the end thereof:

"No dividend may be declared unless all dividends on the Preference Shares declared and payable shall have been paid."

(vi) That Article 122 be amended by the insertion at the end thereof of the following:

"Provided however that:

(i) the Directors may not set aside out of the profits of the Company such sums as referred to in this Article 122 above any sum then required for payment of the dividend payable on any of the Preference Shares; and

(ii) if at any time there shall be insufficient profit standing to the credit of the profit and loss account of the Company (or any other of the Company's accounts and reserves available for distribution) for the payment of the said Preference Shares dividends, the Directors shall withdraw from any such reserve fund referred to above such sums as may be required for the payment of such dividend (and so the Directors shall not require the consent of the Company in General Meeting to such withdrawal). Subject to the Acts, any sums so withdrawn or profits previously carried forward pursuant to this Article but subsequently required for payment on the dividends on the said Preference Shares may be applied in or towards payment of such dividends."

(vii) That Article 133 be amended by the insertion after the words "Subject to the provisions of the Act" of the following:

"(and subject to Article 3A(E))".

(viii) That Article 140(a) be amended by the insertion at the end thereof of the following:

"other than holders of Preference Shares, save in accordance with Article 3A(E)".

(ix) The insertion of the following as a new Article 11(b):

"The Directors may, pursuant to Section 88 of the Act, but subject as otherwise provided in the Acts, authorise the issue under the seal of the Company, of any warrant stating that the bearer of the said warrant shall be entitled to the shares therein specified, which shares may for the avoidance of doubt include any of the Euro Preference Shares, the Sterling Preference Shares or the Dollar Preference Shares, and may provide by coupons or otherwise for the payment of the future dividends on the shares included in any such warrant. Any such warrant shall entitle the bearer thereof to the shares therein specified and the said shares may be transferred by delivery of the warrant. Any such warrant shall be a "Share Warrant" for the purposes of the Acts."

Special Resolution 3

"That:

(a) the Company and/or any subsidiary (being a body corporate as referred to in the European Communities (Public Limited Company Subsidiaries) Regulations 1997) of the Company be generally authorised to make market purchases (as defined by Section 212 of the Companies Act 1990 (the "1990 Act")) of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the 1990 Act, and Article 8(c) of the Articles of Association of the Company;

(b) the reissue price range at which any treasury shares (as defined by Section 209 of the 1990 Act) for the time being held by the Company may be reissued off market shall be the price range set out in Article 8(d) of the Articles of Association of the Company; and

(c) the authorities hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 27 April 2006 unless, in any such case, previously revoked or renewed in accordance with the provisions of the 1990 Act".

Special Resolution 4

"That the Articles of Association of the Company be amended as follows: -

(i) by the deletion in Article 8(a)(i) of the words "14 January 2000" and the substitution therefor of the following words "28 January 2005";

(ii) by the deletion of Article 8(a)(ii) in its entirety and the substitution therefor of the following;

"The authority conferred by this Article shall expire on 27 April 2006 unless previously renewed, varied or revoked by the Company in general meeting save that the Company may before such date make any offers or agreements which would or might require any such securities to be allotted or issued after such expiry and the Directors may allot and issue any such securities in pursuance of such offers or agreements as if the power conferred hereby had not expired".

Special Resolution 5

"That, for the purposes of Section 24 of the Companies (Amendment) Act 1983 (the "1983 Act") the Directors be empowered to allot equity securities for cash pursuant to and in accordance with Article 8(b) of the Articles of Association of the Company. The authority hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 27 April 2006, un less previously revoked or renewed in accordance with the provisions of the 1983 Act and Article 8(b)".

Special Resolution 6

"That the Articles of Association of the Company be amended as follows:-

(A) by the insertion in Article 1(b) following the definition of "The Directors" of a new definition as follows:-

""electronic communication" means information communicated or intended to be communicated to a person or public body, other than its originator, that is generated, communicated, processed, sent, received, recorded, stored or displayed by electronic means or in electronic form but does not include information communicated in the form of speech unless the speech is processed at its destination by an automatic voice recognition system. Any references in this definition, the second last paragraph of this Article 1 and Article 141 to "information", "public body", "originator", "electronic" and "person" shall have the same meaning as in Section 2 of the Electronic Commerce Act 2000 or as that Section may be amended by subsequent legislation."

(B) By deleting the second last paragraph of Article 1 and inserting the following in substitution therefor:

"Expressions referring to writing shall be construed as including references to printing, lithography, photography, electronic and any other modes or representing or of reproducing words in visible form and cognate words shall be similarly construed".

(C) By the insertion of a new Article 141 as follows:

"141 (a) Notwithstanding anything to the contrary in these Articles, whenever any person (including without limitation the Company, a Director, the Secretary, a member or any officer) is required or permitted to give information in writing such information may be given or received by electronic means or in electronic form, whether as an electronic communication or otherwise. The use of such electronic communication shall conform to any regulations which may from time to time be made by the Directors. The Directors may at any time vary or revoke any regulations made pursuant to this Article.

(b) Regulations made by the Directors pursuant to this Article may include measures designed to:

(i) ensure the security of electronic communication:

(ii) establish and authenticate the identity of the giver or recipient, as the case may be, of the information; and

(iii) record the consent of the giver or recipient of the information by electronic means or in electronic form.

(c) For the avoidance of doubt, any giver or recipient of information who has opted to give or receive information by electronic means or in an electronic form may, at some time, by notice given in conformity with regulations made by the Directors, opt to give or receive the information in any one of the other forms permitted by these Articles.

(d) Without prejudice to the generality of any of paragraphs (a), (b) and (c) above, the Directors may arrange to enable electronic communication by the Company or any member or other person as the case may be of:-

(i) notices of Annual or Extraordinary General Meetings;

(ii) the appointment of a proxy;

(iii) elections to receive allotments of Ordinary Shares instead of cash in respect of dividends;

(iv) the balance sheet, profit and loss account and group accounts and the Directors' and Auditors' reports; and

by the renumbering of the subsequent Articles as a consequence of the addition of this Article 141 and the consequential renumbering of references in Articles to other Articles."

(D) By the insertion of the following words at the end of Article 143 (as renumbered by resolution (C) above):

"The Directors shall have power to purchase and maintain for or for the benefit of any persons who are or were at any time Directors or Officers of the Company, or who are or were at any time trustees of any pension fund in which employees of the Company are interested, insurance against any liability incurred by such persons in respect of any act or omission when in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any pension fund of the Company and shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning the purchase of such insurance."

Certificate Number:22045

Form No. 16A


FEE PAID IN FULL
RECEIPT No.
28 APR 2005 4 23
3169
COMPANIES REGISTRATION OFFICE

COMPANIES ACTS, 1963 TO 1999



A Companies Registration Fee Stamp must be impressed.

Ordinary Resolution

OF

Anglo Irish Bank Corporation plc

LIMITED.

Passed on 28 January 2005

AT A GENERAL MEETING of the Members of the said Company, duly convened and held at The Shelbourne Hotel, St Stephens Green, Dublin 2

in the 28 day of January 2005

the following **Ordinary Resolution(s)** was/were duly passed : Please see attached.

The Ordinary Resolution to be PRINTED on this space and not affixed to it. THE ACT DOES NOT ADMIT OF WRITING

Signature ....

Officer Company Secretary ....

*To be Authenticated by the written Signature of an Officer of the Company

Attachment to Statutory Form 16A

Company Name: ***Anglo Irish Bank Corporation plc***
Company number: ***22045***

Ordinary Resolution 1

"That each existing share of €0.32 in the capital of the Company be and is hereby subdivided into 2 ordinary shares of €0.16 each such share having the same rights and entitlements as the existing shares of €0.32 each from which they are derived."

Form No. 28.

Certificate No22045

COMPANIES ACTS, 1963 TO 2001



FEE PAID IN FULL
RECEIPT No.
28 APR 2005
4 2 3
3165
COMPANIES REGISTRATION OFFICE

NOTICE of CONSOLIDATION and DIVISION, or CONVERSION into STOCK of SHARES, or of the Re-Conversion into Share of Stock, or of the Subdivision or Redemption or Cancellation of Shares of Anglo Irish Bank Corporation plc

specifying, as the case may be, the shares consolidated, divided, converted, subdivided, redeemed or cancelled, or the Stock reconverted.

Pursuant to Section 69 of the Companies Act, 1963 - 2001

This Notice is to be signed by a Director, or the Secretary of the Company

---

Presented by

Cliona Joyce

Anglo Irish Bank Corporation plc, Stephen Court, 18/21 St Stephens Green, Dublin 2

TO THE REGISTRAR OF JOINT STOCK COMPANIES **Anglo Irish Bank Corporation plc**

hereby gives you notice in accordance with S.69 of the Companies Act, 1963 - 2001, that*

- On 28 January 2005 each existing share of €0.32 in the capital of the Company was subdivided into 2 ordinary shares of €0.16 each such share having the same rights and entitlements as the existing shares of €0.32 each from which they are derived.

- The authorised share capital of the Company was increased by
(i) the creation of 50,000,000 Non-Cumulative Preference Shares of €1.00 each;
(ii) the creation of 50,000,000 Non-Cumulative Preference Shares of Stg£1.00 each; and
(iii) the creation of 50,000,000 Non-Cumulative Preference Shares of USD$1.00 each so that the authorised share capital of the Company shall be €171,600,000, Stg£50,000,000 and USD$50,000,000

- The authorised share capital of the Company is €171,600,000 divided into 760,000,000 Ordinary Shares of €0.16 each and 50,000,000 Non-Cumulative Preference Shares of €1.00 each ("Euro Preference Shares"), Stg£50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of Stg£1.00 each ("Sterling Preference Shares"), and USD$50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of USD$1.00 each ("Dollar Preference Shares").

Dated the 26day	Signature 
of April2005	Officer Company Secretary

**eg.(In the Case of Conversion into Stock) "the 10,000 Ordinary €5 Shares of this Company, numbered 1 to 10,000, have been Converted into €50,000 Ordinary Stock". (In the case of Consolidation and Division) "the 1,000 Preference £10 Shares of this Company, numbered 1 to 1,000 have been Consolidated and Divided into 50 Preference Shares of €20 each, numbered 1 to 500".*

Form No. 28

Notice of increase in authorised capital

Section 70 Companies Act 1963
Section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001)
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

cro COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

filed 30/05/05

CRO receipt date stamp
Companies Acts 1963 to 2003

B4

Company number: 2 2 0 4 5

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: Anglo Irish Bank Corporation plc Limited

Authorised share capital

Date of resolution to increase: Day 2 8 Month 0 1 Year 2 0 0 5

Existing authorised capital: €/__ 121,600,000

+

Value of increase of authorised capital: €/__ 50,000,000

=

Total authorised capital: €/__ 171,600,000

Division of additional authorised capital

Class of shares	Number of shares	Authorised value per share €/__
Non-Cumulative		
Preference Shares:		
Euro€	50,000,000	€50,000,000
STG£	50,000,000	£50,000,000
USD$	50,000,000	$50,000,000

Conditions attaching to new shares *note one*: The authorised Share capital shall be €171,600,000, Stg£50,000,000 and USD$50,000,000

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B4.

Signature



Name *in bold capitals or typescript*: Bernard Daly

☐ Director ☑ Secretary *note two*

Date: 30 May 2005

Presenter details

Name: Cliona Joyce
Address: Anglo Irish Bank Corporation plc Stephen Court, 18/21 St Stephen's Green,
DX number:
DX exchange:
Telephone number: 01 6162506
Fax number: 01 6162456
E-mail: clionajoyce@angloirishbank.ie
Reference number: BD/CJ/AH

Form effective date: 15 February 2005

NOTES ON COMPLETION OF FORM B4

These notes should be read in conjunction with the relevant legislation.

General

This form must be completed correctly, in full and in accordance with the following notes. Every section of the form must be completed. Where "not applicable", "nil" or "none" is appropriate, please state.
Where €/__ appears, please delete as appropriate. Where /__ applies, give the relevant currency, if not euro.
Where the space provided on Form B4 is considered inadequate, for example the use of multiple currencies, the information should be presented on a continuation sheet in the same format as the relevant section in the form. The use of a continuation sheet must be so indicated in the relevant section.
A resolution and amended memorandum and articles of association must accompany this form.

note one

For example, voting rights, dividend rights, winding up rights, etc. If any of the new shares are preference shares, state whether they are redeemable or not.

note two

Tick the relevant box(es). This form **must** be certified by a current officer of the company.

Further information

CRO address

When you have completed and signed the form, please send with the accompanying fee to the Registrar of Companies at:

Parnell House, 14 Parnell Square, Dublin 1

DX 145001 Parnell House

Payment

If paying by cheque, postal order or bank draft, please make the fee payable to the Companies Registration Office. Cheques or bankdrafts must be drawn on a bank in the Republic of Ireland.

Please *carefully* study the explanatory notes above. A Form B4 that is not completed correctly or is not accompanied by the correct documents or fee is liable to be rejected and returned to the presenter by the CRO pursuant to section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001). Unless the document, duly corrected, is relodged in the CRO within 14 days, it will be deemed to have never been delivered to the CRO.

FURTHER INFORMATION ON COMPLETION OF FORM B4, INCLUDING THE PRESCRIBED FEE, IS AVAILABLE FROM www.cro.ie OR BY E-MAIL info@cro.ie

THE COMPANIES ACTS 1963 TO 2003

COMPANY LIMITED BY SHARES

Memorandum and Articles

of Association

OF

ANGLO IRISH BANK

CORPORATION PLC

No. 22045

Certificate of Incorporation

I HEREBY CERTIFY that CITY OF DUBLIN BANK LIMITED is this day Incorporated under the Companies Acts 1908 to 1959 and that the Company is Limited.

GIVEN under my hand at Dublin, this Seventeenth day of November, One thousand nine hundred and sixty-four.

Fees and Deed Stamps	£ 38	0	0
Stamp Duty on Capital	£625	0	0

J. Richardson
Registrar of Joint Stock Companies

No. 22045

Certification of Incorporation on Re-registration as a Public Limited Company

I HEREBY CERTIFY that CITY OF DUBLIN BANK P.L.C. is this day re-registered under the Companies Acts 1963 to 1983 and that the Company is a Public Limited Company.

GIVEN under my hand at Dublin, this Ninth day of December, One Thousand Nine Hundred and Eighty-Three.

R. BURKE
Registrar of Companies

No. 22045

Certification of Incorporation on Change of Name

I HEREBY CERTIFY that CITY OF DUBLIN BANK P.L.C. having, by a Special Resolution of the Company, and with the approval of the MINISTER FOR INDUSTRY AND COMMERCE, changed its name, is now incorporated as a limited company under the name ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY and I have entered such name on the Register accordingly.

GIVEN under my hand at Dublin, this Thirty-first day of December, One Thousand Nine Hundred and Eighty-six.

R. BURKE,
Registrar of Companies


FEE PAID IN FULL
RECEIPT No.
28 APR 2005 4 2 3
3174

THE COMPANIES ACTS 1963 TO 2003

COMPANY LIMITED BY SHARES

Memorandum of Association

OF

Anglo Irish Bank Corporation PLC

1 The name of the Company is ANGLO IRISH BANK CORPORATION PLC.

2 The objects for which the Company is established are:

(1) To carry on the business of banking in all its branches and departments, including borrowing, raising or taking up money; lending or advancing money, securities and property; discounting, buying, selling and dealing in bills of exchange, promissory notes, coupons, drafts, bills of lading, warrants, debentures, certificates, scrip and other instruments and securities, whether transferable or negotiable or not; granting and issuing letters of credit and circular notes; buying, selling end dealing in bullion and specie; acquiring, holding, issuing on commission, underwriting and dealing with stocks, funds, shares, debentures, debenture stock, bonds, obligations, securities and investments of all kinds, the negotiating of loans and advances; receiving money and valuables on deposit, or for safe custody, or otherwise; collecting and transmitting money and securities; managing property, and transacting all kinds of agency business commonly transacted by bankers.

(2) To carry on all or any one or more of the following businesses namely, the buying, selling, letting on hire, hire purchase or easy payment system of motor cars, taxicabs, automobiles, motor lorries, wagons and motor vehicles of all descriptions, cycles, bicycles, coaches, carriages and all other vehicles of all kinds whatsoever whether moved, propelled or drawn by motor, steam, oil, petrol, electricity or any mechanical or other power or device, agricultural implements and machinery of all sorts, aeroplanes, household furniture and domestic appliances, all things for use in sports and games, electrical appliances, installations and fittings, machinery, tools, plant, furniture, wireless, television, telephone or other apparatus and all other things of whatsoever nature or description capable of being used therewith or in the manufacture, maintenance of working thereof

(3) To carry on the business of financing hire purchase and easy payment or credit-sale transactions, trade accounts or commercial transactions of any description and of buying and selling on credit sale terms all or any of the articles, goods and things mentioned in paragraph (2) of this Clause.

(4) To carry on the business of bill discounters and financial agents, to acquire and realise by collection or otherwise chooses in action of every kind and description and to guarantee the payment of money, the fulfillment of obligations and contracts by other companies, firms and persons.

(5) To advance and lend money to customers and others on assets of all kinds either with or without taking security for the same and particularly (without prejudice to the generality of the preceding words) to advance money upon the deposit or security of contracts, hire, easy payment and other agreements, bills of lading, delivery orders, wharfingers' certificates and notes, dock warrants and other mercantile indicia and produce of every description and on concessions, deeds, shares, bonds and other documents, securities, and properties of every description and upon such terms as the Company may approve, and to carry on the business of money lenders.

(6) To borrow or raise or secure the payment of money in such manner as the Company shall think fit and in particular to issue debentures, debenture stocks, bonds, obligations and securities of all kinds, either perpetual or terminable and either redeemable or otherwise, and to charge and secure the same by trust deed or otherwise on the undertaking of the Company or upon any specific property and rights, present and future, of the Company including if thought fit, its uncalled capital) or otherwise howsoever.

(7) To hold in trust as trustees or as nominees and to deal with, manage and turn to account, any real or personal property of any kind, and in particular shares, stocks, debentures, securities, policies, book debts, claims and chooses in action, lands, buildings, hereditaments, business concerns and undertakings, mortgages, charges, annuities, patents, licences, and any interest in real or personal property, and any claims against such property or against any person or company.

(8) To purchase or otherwise acquire real and chattel real property of all kinds and in particular lands, tenements and hereditaments of any tenure whether subject or not to any charges or incumbrances, and to hold or to sell, let, alienate, mortgage, charge or otherwise deal with all or any of such lands, tenements or hereditaments.

(9) To form, constitute or promote, or to concur in the formation, constitution or promotion of Irish or foreign companies, syndicates, associations and undertakings of all kinds and to secure by indemnity or otherwise the subscription of all or any part of the capital of any such company, syndicate. association or undertaking, and to pay any commission, brokerage or other remuneration in connection therewith.

(10) To employ experts to investigate and examine into the conditions, prospects, value, character and circumstances of any business concerns and undertakings, and generally of any assets, property or rights.

(11) To constitute any trusts with a view to the issue of preferred and deferred or other special stocks or securities based on or representing any shares, stocks and other assets specifically appropriated for the purpose of any such trust and to settle and regulate and if thought fit to undertake and execute any such trusts and to issue, dispose of or hold any such preferred, deferred or other special stocks or securities

(12) To negotiate loans, to find investments, and to issue and place shares, stocks, debentures, debenture stock or other securities.

(13) To give any guarantee in relation to the payment of any debentures, debenture stocks, bonds, obligations or securities and to guarantee the payment of interest thereon or of dividends on any stocks or shares of any company.

(14) To construct, erect and maintain buildings, houses, flats, shops and all other works, erections, and things of any description whatsoever either upon the lands acquired by the Company or upon other lands and to hold, retain as investments or to sell, let, alienate, mortgage, charge or deal with all or any of the same and generally to alter, develop and improve the lands and other property of the Company.

(15) To establish, promote and otherwise assist any company or companies or associations for the purpose of acquiring all or any of the properties or liabilities of this company or for furthering the objects of the Company or for the purpose of prosecuting or executing any undertaking, works, projects or enterprises of any description.

(16) To provide for the welfare of persons in the employment of or holding office under or formerly in the employment of or holding office under the Company or Directors or ex. Directors of the Company and the wives, widows and families, dependents or connections of such persons by grants of money, pensions or other payments and by forming and contributing to pension, provident or benefit funds or profit-sharing or co-partnership schemes for the benefit of such persons and to form, subscribe to or otherwise aid charitable, benevolent, religious, scientific, national or other institutions, exhibitions or objects which shall have any moral or other claims to support or aid by the Company by reason of the locality of its operations or otherwise.

(17) To remunerate by cash payment or allotment of shares or securities of the Company credited as fully paid up or otherwise any person or company for services rendered or to be rendered to the Company whether in the conduct or management of its business, or in placing or assisting to place or guaranteeing the placing of any of the shares of the Company's capital, or any debentures or other securities of the Company or in or about the formation or promotion of the Company.

(18) To enter into and carry into effect any arrangement for joint working in business or for sharing of profits or for amalgamation with any other company or association or any partnership or person carrying on any business or proposing to carry on any business within the objects of the Company.

(19) To distribute in specie or otherwise as may be resolved, any assets of the Company among its members and in particular the shares, debentures or other securities of any other company belonging to this Company or of which this Company may have the power of disposing.

(20) To vest any real or personal property, rights or interest acquired by or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favor of the Company.

(21) To transact or carry on any other business which may seem to be capable of being conveniently carried on in connection with any of these objects or calculated directly or indirectly to enhance the value of or facilitate the realisation of or render profitable any of the Company's property or rights.

(22) To guarantee the performance of any contract or obligation and the payment of money of or by any person or company and generally to give guarantees and indemnities.

(23) To establish agencies and branches and appoint agents and others to assist in the conduct or extension of the Company's business and to regulate and discontinue the same.

(24) To invest and deal with the monies of the Company not immediately required in such manner as from time to time may be determined.

(25) To accept stock or shares in or debentures, mortgages or securities of any other company in payment or part payment for any services rendered or for any sale made to or debt owing from any such company whether such shares shall be wholly or only partly paid up.

(26) To pay all costs, charges and expenses incurred or sustained in or about the promotion and establishment of that Company or which the Company shall consider to be preliminary thereto and to issue shares as fully or in part paid up, and to pay out of the funds of the Company all brokerage and charges incidental thereto.

(27) To enter into any arrangement with any government or local or other authority that may seem conducive to the Company's objects or any of them, and to obtain from any such government or authority any rights, privileges and concessions which the Company may think it desirable to obtain and to carry out and to exercise and comply with the same.

(28) To procure the Company to be registered or recognised in any part of the United Kingdom of Great Britain and Northern Ireland or in any colony or dependency or possession thereof or in any foreign country or in any colony or dependency of any such foreign country.

(29) To do all or any of the matters hereby authorised in any part of the Republic of Ireland or of the United Kingdom of Great Britain or Northern Ireland or in any colony or dependency or possession thereof or in any foreign country or in any colony or dependency of any foreign country and either alone or in conjunction with or as trustee or agent for any other company or person or by or through any factors, trustees or agents.

(30) To acquire and undertake the whole or any part of the business, goodwill and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration of such acquisition to undertake all or any of the liabilities of such person, firm or company.

(31) To make gifts or grant bonuses to the Directors or any other persons who are or have been in the employment of the Company including substitute and alternate Directors.

(32) To do all such other things that the Company may consider incidental or conducive to the attainment of the above objects or as are usually carried on in connection therewith.

The word "Company" in this Clause except where used in reference to this Company, where the context so admits, shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated or whether domiciled or registered in the Republic of Ireland, Great Britain or Northern Ireland or elsewhere and the intention is that the construction of this Clause the objects set forth in each of the foregoing subparagraphs shall, except where otherwise expressed in the same paragraph, be in no wise limited or be deemed merely subsidiary or auxiliary by reference to or inference from the terms of any other paragraphs in this Clause.

PROVIDED ALWAYS that the provisions of this Clause shall be subject to the Company obtaining where necessary for the purpose of carrying any of its objects into effect such licence, permit or authority as may be required by law.

3 The liability of the members is limited.

As Amended
28 January 2005

4 The authorised capital of the Company is €171,600,000 divided into 760,000,000 ordinary shares of €0.16 each and 50,000 Non-Cumulative Preference Shares of €1.00 each, Stg£50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of Stg£1.00 each and USD$50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of USD$1.00 each.

5 The Company is to be a public limited company.

WE, the several persons whose names, addresses and descriptions are subscribed, wish to be formed into a Company in pursuance of this Memorandum of Association and we agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	**NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER**
DAVID W PRENTICE Solicitor 20 Upper Merrion Street Dublin 2	ONE
JOHN F DARLEY Solicitor's Apprentice 20 Upper Merrion Street Dublin 2	ONE

Dated the 10th day of November, 1964.

Witness to the above Signatures:

GARRETT P GILL
Solicitor's Apprentice
20 Upper Merrion Street
Dublin 2

THE COMPANIES ACTS 1963 TO 2003

COMPANY LIMITED BY SHARES

Memorandum of Association

OF

Anglo Irish Bank Corporation PLC

PRELIMINARY

1 (a) The provisions of Table "A" of the First Schedule to the Companies Act, 1963 shall not apply to the Company except so far as the same are repeated or contained in these Regulations.

(b) In these regulations :

"The Act" means the Companies Act, 1963 (No. 33 of 1963).

"The Directors" means the Directors for the time being of the Company or the Directors present at a meeting of the Board of Directors and includes any person occupying the position of Director by whatever name called.

As inserted 28 January 2005

"electronic communication" means information communicated or intended to be communicated to a person or public body, other than its originator, that is generated, communicated, processed, sent, received, recorded, stored or displayed by electronic means or in electronic form but does not include information communicated in the form of speech unless the speech is processed at its destination by an automatic voice recognition system. Any references in this definition, the second last paragraph of this Article 1 and Article 141 to "information", "public body", "originator", "electronic" and "person" shall have the same meaning as in Section 2 of the Electronic Commerce Act 2000 or as that Section may be amended by subsequent legislation."

"The Register" means the Register of Members to be kept as required by Section 116 of the Act.

"Secretary" means any person appointed to perform the duties of the Secretary of the Company.

"The Office" means the registered Office for the time being of the Company.

"The Seal" means the Common Seal of the Company.

"The State" means the Republic of Ireland.

Altered
28 January 2005

Expressions referring to writing shall be construed as including references to printing, lithography, photography, electronic and any other modes or representing or of reproducing words in visible form and cognate words shall be similarly construed.

Unless the contrary intention appears, words or expressions contained in these regulations shall bear the same meaning as in the Act or in any statutory modification thereof in force at the date at which these regulations become binding on the Company.

SHARE CAPITAL AND VARIATION OF RIGHT

As Amended
28 January 2005

2 The authorised share capital of the Company is €171,600,000 divided into 760,000,000 Ordinary Shares of €0.16 each and 50,000,000 Non-Cumulative Preference Shares of €1.00 each ("Euro Preference Shares"), Stg£50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of Stg£1.00 each ("Sterling Preference Shares") and USD$50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of USD$1.00 each ("Dollar Preference Shares")."

3 Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share in the Company may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine.

As Inserted
28 January 2005

3A The rights attaching to the Euro Preference Shares, the Sterling Preference Shares and the Dollar Preference Shares (together the "Preference Shares" and as the context shall admit, any of them, and each of them a "Preference Share Currency Class") shall be as follows:

(A) General

The provisions of this Article 3A apply mutatis mutandis in relation to the Euro Preference Shares, the Sterling Preference Shares and the Dollar Preference Shares.

Each Preference Share Class shall rank pari passu inter se and with the other Preference Share Classes as regards the right to receive dividends and the rights on winding up of, or other return of capital by, the Company. Notwithstanding the provisions of Article 4 and subject as provided in paragraph (B) to (G) of this Article, Preference Shares may be issued in such currency and with such rights and privileges and subject to such restrictions and limitations, as the Directors shall determine in the resolution approving the issue of such shares and in particular (but without prejudice to the generality of the foregoing), the Directors may (without prejudice to the authority conferred by sub-paragraph (D)(5), of this Article) pursuant to the authority given by the passing of the resolution to adopt this Article, consolidate and divide and/or sub-divide any Preference Shares into shares of the same currency but a larger or smaller amount (and so that the provisions of Articles 46-48 shall, where relevant, apply to any such consolidation, division or sub-division). Whenever the Directors have power under this Article to determine any of the rights, privileges, limitations or restrictions attached to any of the Preference Shares, the rights, privileges, limitations or restrictions so determined need not be the same as those attached to the Preference Shares of the same currency or any other Preference Shares which have then been allotted or issued. Without prejudice to Article 4A, each issue of Preference Shares of a particular currency carrying rights, privileges, limitations or restrictions that are not the same as those attached to any other Preference Shares of the same currency which have then been allotted or issued, shall constitute a separate class of shares.

(B) Income

(1) The Preference Shares shall (subject to the further provisions of this Article) entitle the holders thereof (the "Preference Shareholders") to receive a non-cumulative preferential dividend (the "Preference Dividend") which shall be calculated at such annual rate (whether fixed or variable) and shall be payable on such dates and on

such other terms and conditions as may be determined by the Directors prior to the allotments thereof, in respect of that allotment.

(2) The following shall apply in relation to any particular Preference Shares of whichever currency, (the "Relevant Preference Shares") if so determined by the Directors prior to the allotment thereof:

(a) The Relevant Preference Shares shall rank as regards the right to receive dividends pari passu with the other Preference Shares and otherwise in priority to any Ordinary Shares in the capital of the Company;

(b) If, on any date on which an instalment of the Preference Dividend would fall to be paid under sub-paragraph (B)(1) above on any Relevant Preference Shares, the distributable profits and distributable reserves of the Company are together insufficient to enable payment in full to be made of such instalment and, if applicable, of any instalments of dividends payable on such date on any other preference shares ranking pari passu with the Relevant Preference Shares (including for the avoidance of doubt, any other Preference Shares) as regards dividend, then none of the said instalments shall be paid. If it shall subsequently appear that any instalment of the Preference Dividend or of any such other preferential dividend which has been paid should not, in accordance with the provisions of this sub-paragraph, have been so paid, then, provided the Directors shall have acted in good faith, they shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made;

(c) Where any instalment of the Preference Dividend on any Relevant Preference Shares is payable, the Directors shall, subject to sub-paragraph (b) above, resolve to make payment of such instalment, provided however that such instalment shall not be payable:

(i) if, in the judgement of the Directors, after consultation with the Irish Financial Services Regulatory Authority as part of the Central Bank and Finance Services Authority of Ireland ("Regulator"), the payment of such instalment would breach or cause a breach of Irish banking capital adequacy requirements from time to time applicable to the Company; and/or

(ii) if the Directors in their sole and absolute discretion, resolve prior to any dividend payment date that the dividend on any Relevant Preference Shares, or part thereof, shall not be paid on that dividend payment date. If the Directors so resolve then none or (as the case may be) part only of the dividend shall be declared and/or paid. The Directors shall not be bound to give their reasons for exercising their discretion under this sub-paragraph.

(d) The Relevant Preference Shares shall carry no further right to participate in the profits and reserves of the Company other than the Preference Dividend and if on any occasion an instalment of the Preference Dividend is not paid for the reasons described in sub-paragraph (b) or sub-paragraph (c) above, the Relevant Preference Shareholders' shall have no claim in respect of such instalment.

(e) If any Preference Dividend has not been declared and paid in full, the Company shall not declare any dividends on any other Preference Shares, or other securities ranking pari passu with the Preference Shares, or on the Ordinary Shares, and may not redeem or purchase or otherwise acquire any share capital of the Company subject to and as otherwise provided by the Directors in the terms of allotment of any such Preference Shares.

(C) Return of Capital

(1) On a winding up or liquidation of, or other return of capital other than (unless otherwise provided by the terms of issue of such shares) on a redemption or purchase of shares of any class in the capital or reduction of capital of the Company permitted by the Articles of the Company, the Preference Shareholders shall in respect of the Preference Shares held by them be entitled to receive in the currency of the respective Preference Shares, out of the surplus assets available for distribution to the Company's members, a sum equal to the amount paid up or credited as paid up on the Preference Shares (including any premium paid to the Company in respect thereof).

(2) In additional to the amount repayable on any Preference Shares pursuant to sub-paragraph (1) above there shall be payable:

(a) a sum equal to the amount of any Preference Dividend which is due for payment after the date of commencement of the winding up, liquidation or other return of capital but which is payable in respect of a period ending on or before such date and the amount of any Preference Dividend which would have been payable by the Company in accordance with paragraph (B) of this Article in respect of the period commencing with the fixed dividend payment date which shall most recently have occurred prior to the winding up of the Company or the date of return of capital, whether on a winding up, liquidation or otherwise, as though such period had been one in relation to which an instalment of the Preference Dividend would have been payable pursuant to paragraph (B), but subject always to the provisions of sub-paragraphs (2)(b), (c) and (d) of paragraph (B); and

(b) subject thereto, such premium (if any) as may be determined by the Directors prior to allotment thereof (and so that the Directors may determine that such premium is payable only in specified circumstances and/or that such premium shall be of variable amount depending on the timing and circumstances of such return of capital).

(3) The amounts payable or repayable under sub-paragraphs (1) and (2) of this paragraph (C) in the event of any winding up or liquidation of, or other return of capital (other than as aforesaid in paragraph (1) above) by, the Company, shall be so paid pari passu with any amounts payable or repayable in that event upon or in respect of any other preference shares or other securities of the Company ranking pari passu with the Preference Shares as regards repayment of capital, and shall be so paid in priority to any repayment of capital on any other class of shares of the Company. The Preference Shareholders shall not be entitled in respect of the Preference Shares held by them to any further or other right of participation in the assets of the Company (and Article 141 shall be construed accordingly).

(D) Redemption

(1) Subject as may be otherwise determined by the Directors in relation to any particular Preference Share prior to allotment thereof, Preference Shares shall, subject to the provisions of the Acts, be redeemable at the option of the Company (subject to the consent of the Regulator). In the case of any particular Preference Shares which are to be so redeemable:

(a) such shares shall be redeemable at par together with the sum which would have been payable pursuant to paragraph (C) of this Article (other than sub-paragraph (C)(2)(b) unless otherwise determined by the Directors prior to allotment of the relevant Preference Shares) if the date fixed for redemption had been the date of a return of capital on a winding up of the Company;

(b) such shares shall be redeemable during such period as the Directors shall prior to allotment thereof determine; and

(c) prior to allotment of such shares, the Directors shall determine whether the Company may redeem (i) all (but not merely some) of such shares or (ii) all or any of such shares, and the basis on which any necessary selection of such shares for redemption is to be made from time to time.

(2) The Company shall give to the holders of Preference Shares to be redeemed not less than 30 days and not more than 60 days notice in writing of the date on which such redemption is to be effected. Such notice shall specify the redemption date and the place at which the certificates (or other title document) for such Preference Shares are to be presented for redemption and upon such date each of such holders shall be bound to deliver to the Company at such place the certificates (or otherwise as aforesaid) for such of those Preference Shares as are held by him. Upon such delivery, or if earlier, the date of expiry of the redemption notice issued by the Company as aforesaid, the Company shall pay to such holder the amount due to him in respect of such redemption and shall (as appropriate) cancel any certificates so delivered. If any such certificate includes any Preference Shares not redeemable on that occasion, a fresh certificate for such shares shall be issued to the holder without charge upon cancellation of the existing certificate.

(3) As from the date fixed for redemption thereof no Preference Dividend shall be payable on the Preference Shares to be redeemed except on any such shares in respect of which, upon due presentation of the certificate (or any other title documents) relating thereto, payment of the moneys due at such redemption shall be improperly refused, in which event, the Preference Dividend shall continue to accrue on and from the date fixed for redemption down to, but not including, the date of payment of such redemption moneys.

(4) The receipt of the registered holder for the time being of any Preference Share(s) or, in the case of joint registered holders, the receipt of any of them for the moneys payable on redemption thereof shall constitute an absolute discharge to the Company in respect thereof.

(5) Upon the redemption of any Preference Share or Shares, the Directors may (pursuant to the authority given by the passing of the resolution to adopt this Article) consolidate and divide and/or sub-divide the authorised preference share capital existing as a consequence of such redemption into shares of any other class of share capital into which the authorised share capital of the Company is or may at that time be divided of a like nominal amount (as nearly as may be) and in the same currency as the Preference Shares so redeemed or into unclassified shares of the same nominal amount and in the same currency as the Preference Shares so redeemed (and so that the provisions of Articles 46-48 shall, where relevant, apply to any such consolidation and division or sub-division).

(E) Voting

(1) Save as may be otherwise determined by the Directors in relation to any particular Preference Shares prior to allotment thereof, Preference Shareholders shall not be entitled to receive notice of any General Meeting of the Company or to attend any General Meeting of the Company save in respect of any resolution:

(a) for winding up the Company; or

(b) varying, altering or abrogating any of the rights, privileges, limitations or restrictions attaching to the Preference Shares held by them; or

(c) in such other circumstances as the Directors may determine prior to allotment thereof;

in which event the Relevant Preference Shareholders may be entitled to speak and vote on all such resolutions proposed at such meeting together with the right, in such circumstances and on such terms, if any as the Directors may determine prior to allotment of such Preference Shares, to seek to requisition a General Meeting of the Company.

For the avoidance of doubt, unless otherwise provided by their terms of issue and without prejudice to the rights attached to the Preference Shares to participate in any return of capital, the rights attached to any Preference Share shall not be deemed to be varied, altered or abrogated by a reduction in any share capital ranking as regards participation in the profits and assets of the Company pari passu with or after such Preference Shares or by any redemption of any such share capital, unless, in either of the foregoing cases, the then most recent dividend due to be paid on each class of preference share in the capital of the Company prior to such reduction or redemption shall not have been paid in cash.

(2) Whenever any Preference Shareholders are entitled to vote on a Resolution as aforesaid (or at any relevant separate class meeting), on a show of hands, each relevant Preference Shareholder present in person shall have one vote and on a poll each such Preference Shareholder present in person or by proxy shall have such number of votes as may be determined by the Directors prior to the allotment of such shares.

(F) Restriction on Capitalisations and Issues of Securities

The following shall apply in relation to any particular Preference Shares (the "Relevant Preference Shares") if so determined by the Directors prior to allotment thereof. Save with the written consent of the holders of not less than such percentage in nominal value of the Relevant Preference Shares as shall be determined by the Directors prior to the allotment thereof ("Relevant Percentage") or with the sanction of a resolution passed at a separate General Meeting of the holders of the Relevant Preference Shares where holders of not less than the Relevant Percentage in nominal value of the Relevant Preference Shares have voted in favour of such resolution, the Directors shall not (i) pursuant to Articles 134 and 135 capitalise any part of the amounts available for distribution and referred to in such Articles if after such capitalisation the aggregate of such amounts would be less than a multiple, determined by the Directors prior to the allotment of the Relevant Preference Shares, of the aggregate amount of the annual dividends (exclusive of any associated tax credit) payable on the Preference Shares in question, then in issue and any other preference shares then in issue ranking as regards the right to receive dividends or the rights on winding up of, or other return of capital by, the Company, *pari passu* with or in priority to the Relevant Preference Shares, or (ii) authorise or create, or increase the amount of, any shares of any class or any security convertible into the shares of any class ranking as regards the right to receive dividends or the rights on winding up of, or other return of capital by, the Company, in priority to the Relevant Preference Shares.

(G) Further Preference Shares

The Company may from time to time create and issue further preference shares ranking as regards participation in the profits and assets of the Company *pari passu* with the Preference Shares and so that any such further preference shares may be denominated in any currency and may carry as regards participation in the profits and assets of the Company rights identical in all respects to those attaching to the Preference Shares or rights differing therefrom in any respect including, but without prejudice to the generality of the foregoing:

(1) the rate of dividend may differ and the dividend may be cumulative or non-cumulative,

(2) the periods by reference to which dividend is payable may differ;

(3) a premium may be payable on a return of capital or there may be no such premium;

(4) the further preference shares may be redeemable at the option of the Company or the holder or may be non-redeemable or may be redeemable at different dates and on different terms from those applying to the Preference Shares; and

(5) the further preference shares may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Company *pari passu* with or after such Preference Shares, in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

The creation or issue of, or the variation, alteration or abrogation of or addition to the rights, privileges, limitations or restrictions attaching to, any shares of the Company ranking after the Preference Shares as regards participation in the profits and assets of the Company and, provided that, on the date of such creation or issue, the most recent instalment of the dividend due to be paid on each class of preference share in the capital of the Company prior to such date shall have been paid in cash, the creation or issue of further preference shares ranking *pari passu* with the Preference Shares as provided for above shall be deemed not to be a variation, alteration or abrogation of the rights, privileges, limitations or restrictions attached to the respective Preference Shares. If any further preference shares of the Company shall have been issued, then any subsequent variation, alteration or abrogation of or addition to the rights, privileges, limitations or restrictions attaching to any of such further preference shares shall be deemed not to be a variation, alteration or abrogation of the rights, privileges, limitations or restrictions attaching to the Preference Shares provided that the rights attaching to such further preference shares thereafter shall be such that the creation and issue by the Company of further preference shares carrying those rights would have been permitted under this paragraph.

4 If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied or abrogated with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. To every such separate general meeting the provisions of these regulations relating to general meetings shall apply but so that the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. If at any adjourned separate general meeting a quorum as above defined is not present those members who are present shall be a quorum. Any holder of shares of the class present in person or by proxy may demand a poll.

As Inserted 28 January 2005

4A In the event that the rights privileges limitations or restriction attached to any particular Preference Share in issue should differ from the rights privileges limitations or restrictions attached to any other Preference Share of the same Preference Share Currency Class in issue and

(i) some matter has arisen which would amount to a variation alteration or abrogation of the rights privileges limitations or restrictions attached to all those Preference Shares; and

(ii) the effect of such variation alteration or abrogation on all those Preference Shares is in the opinion of the Directors substantially the same;

such Preference Shares shall be treated as a single class for the purpose for applying the procedures of the Articles for the variation alteration or aberration of the rights privileges limitations or restrictions attaching to the Preference Shares of that Preference Share Currency Class.

5 The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

6 Subject to the provisions of these regulations relating to new shares, all shares for the time being unissued shall be at the disposal of the Directors, and they may (subject to the provisions of the Act) allot, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its shareholders, but so that no share shall be issued at a discount, except in accordance with the provisions of the Act, and so that in the case of shares offered to the public for subscription, the amount payable on application on each share shall not be less than 5 per cent of the nominal amount

of the share.

7 The Company may exercise the powers of paying commissions conferred by Section 59 of the Act, provided that the rate per cent and the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by that Section, and the rate of the commission shall not exceed the rate of 10 per cent of the price at which the shares in respect whereof the same is paid are issued or an amount equal to 10 per cent of such price (as the case may be). Such commission may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also, on any issue of shares, pay such brokerage as may be lawful.

As Amended 28 January 2005

8 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent future or partial interest in any share or any interest in any fractional part of a share or (except only as by these regulations or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the Registered holder: this shall not preclude the Company from requiring the members or a transferee of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company.

8(a) (i) The Directors, for the purposes of Section 20 of the Companies (Amendment) Act, 1983 (the "1983 Act"), shall be generally and unconditionally authorised to allot and issue relevant securities (as defined by the said Section 20) up to an amount equal to the authorised but unissued share capital of the Company as at the close of business on 28 January 2005 and to allot and issue any shares purchased by the Company pursuant to the provisions of the Companies Act, 1990 (the "1990" Act) and held as treasury shares (as defined by Section 209 of the 1990 Act) ("Treasury Shares").

(ii) The authority conferred by this Article shall expire on 27 April 2006 unless previously renewed, varied or revoked by the Company in general meeting save that the Company may before such date make any offers or agreements which would or might require any such securities to be allotted or issued after such expiry and the Directors may allot and issue any such securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

8(b) Subject to the Directors being generally authorised pursuant to Section 20 of the 1983 Act and to the passing of a special resolution of the Company empowering the Directors so to do, the Directors, pursuant to and on and subject to the provisions of Section 24 of the 1983 Act, may (for so long as any such empowerment shall remain in full force and effect) allot equity securities (as defined by Section 23 of the 1983 Act) for cash pursuant to the authority conferred by the said Section 20 as if sub-section (1) of the said Section 23 did not apply to any such allotment provided that such powers shall be limited to:-

(i) the allotment of equity securities (including, without limitation, any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares) in connection with any offer of securities, open for a period fixed by the Directors, by way of rights, scrip (pursuant to Article 126), open offer or otherwise in favor of ordinary shareholders and/or persons having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including, without limitation, any person entitled to options under any of the Company's share option schemes for the time being) and subject to such exclusions or other arrangement as the Directors may deem necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised body or stock exchange in, any territory; and

(ii) In addition to the authority conferred by paragraph 8(a)(i), the allotment of equity securities (including, without limitation, any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares) up to a maximum aggregate nominal value of 5% of the issued ordinary share capital of the Company at the close of business on the date when a special resolution of the type

referred to in the opening paragraph of this Article 8(b) is passed or in respect of any renewal of such authority, at the close of business on the date on which such renewal shall be granted.

8(c) (i) Subject to the provisions of, and to the extent permitted by the Companies Acts, 1963 to 1990, any rights conferred on the holders of any class of shares and to the following paragraphs of this Article, the Company may purchase any of its shares of any class ("Acquired Shares" or "Acquired Share", as appropriate) on such terms and in such manner as the Directors may from time to time determine.

(ii) The Company shall not exercise any authority granted under Section 215 of the 1990 Act to make market purchases of its own shares unless the authority required by such section shall have been granted by special resolution of the Company (a "Section 215 Resolution").

(iii) The Company shall not be required to select the Acquired Shares to be purchased on a pro rata basis or in any particular manner as between the holders of shares of the same class or as between the holders of shares of different classes or in accordance with the rights as to dividends or capital attached to any class of shares.

(iv) For the purposes of any Section 215 Resolution:-

A. the aggregate nominal value of the Acquired Shares authorised to be acquired pursuant to any such Section 215 Resolution shall not exceed 10% of the aggregate nominal value of the aggregate share capital of the Company as at the close of business on the date of the passing of such Section 215 Resolution;

B. the minimum price which may be paid for any Acquired Share shall be the nominal value thereof;

C. the maximum price which may be paid for any Acquired Share (a "Relevant Share") shall be an amount equal to 105% of the higher of:-

(aa) the average of the Relevant Price for the shares of the same class as the Relevant Share in respect of each of the 5 business days immediately preceding the day on which the Relevant Share is purchased; and

(bb) (if there shall be any), the average of the middle market prices for shares of the same class as the Relevant Share, as derived from the London Stock Exchange Daily Official List (or any successor publication), for the 5 business days immediately preceding the day on which the Relevant Share is purchased;

D. for the purposes of sub-paragraph C., the expression "Relevant Price" shall mean, in respect of any business day on which there shall be a dealing on the Irish Stock Exchange in respect of shares of the same class as the Relevant Share, the closing quotation price in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto) and, in respect of any business day on which there shall be no such dealing, the price which is equal to (x) the midpoint between the high and low market guide prices in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto) or (y) if there shall be only one such market guide price so published, the market guide price so published.

8(d) For the purposes of any resolution of the Company proposing to determine, in accordance with Section 209 of the 1990 Act, the reissue price range at which any Treasury Shares for the time being held by the Company may be reissued off market:-

(i) the maximum price at which a Treasury Share may be reissued off market shall be an amount equal to 120% of the Appropriate Price;

(ii) the minimum price at which a Treasury Share may be reissued off market shall be an amount equal to 95% of the Appropriate Price;

(iii) for the purposes of paragraphs (a) and (b) the expression "Appropriate Price" shall mean the higher of:-

A. the average of the Relevant Price for shares of the class of which such Treasury Share is to be reissued in respect of each of the 5 business days immediately preceding the day on which the Treasury Share is reissued; and

B. (if there shall be any), the average of the middle market prices for shares of the class of which such Treasury Share is to be reissued, as derived from the London Stock Exchange Daily Official List (or any successor publication thereto) for the 5 business days immediately preceding the day on which such Treasury Share is reissued; and

(iv) For the purposes of sub-paragraph (iii)(A), the expression "Relevant Price" shall mean, in respect of any business day on which there shall be a dealing on The Irish Stock Exchange in respect of shares of the class of which the Treasury Share is to be reissued, the closing quotation price in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto) and, in respect of any business day on which there shall be no such dealing, the price which is equal to (x) the mid price between the low and high market guide prices in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto), or (y) if there shall be only one such market guide price so published, the market guide price so published."

CERTIFICATES

9 Every person whose name is entered as a member in the Register shall be entitled without payment to receive within two months after allotment or lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares so, however, that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders. Every certificate shall be under the seal and shall specify the shares to which it relates and the amount paid up thereon. Where a member has sold part of the shares comprised in his holding he shall be entitled to a certificate for the balance without charge. Notwithstanding any other provision of these Articles, title to any shares in the Company may also be evidenced and transferred without a written instrument in accordance with statutory regulations made from time to time under Section 239 of the Companies Act, 1990 or under any other regulations having similar effect. The Directors shall have the power to implement any arrangements they think fit for such evidencing and transfer which accord with such regulations and in particular shall where appropriate be entitled to disapply all or part of the provisions in these Articles with respect to the requirements for written instruments of transfer and share certificates, in order to give effect to such regulations.

10 If a share certificate be defaced, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and the payment of out-of-pocket expenses of the Company of investigating evidence as the Directors think fit.

11 The Company shall not give, whether directly or indirectly, and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or in its holding company, but this regulation shall not prohibit any transaction permitted by Section 60 of the Act.

11(a) The Directors may from time to time issue new certificates in respect of the shares in the capital of the Company to the holders thereof in order to reflect the redenomination of the Company's share capital from Irish pounds to Euro and the consequential renominalisation of the nominal par value of

the shares in the Company, such that such issue may operate to cancel any previously issued certificates in respect of shares in the capital of the Company.

As inserted 28 January 2005

11(b) The Directors may, pursuant to Section 88 of the Act, but subject as otherwise provided in the Acts, authorise the issue under the seal of the Company, of any warrant stating that the bearer of the said warrant shall be entitled to the shares therein specified, which shares may for the avoidance of doubt include any of the Euro Preference Shares, the Sterling Preference Shares or the Dollar Preference Shares, and may provide by coupons or otherwise for the payment of the future dividends on the shares included in any such warrant. Any such warrant shall entitle the bearer thereof to the shares therein specified and the said shares may be transferred by delivery of the warrant. Any such warrant shall be a "Share Warrant" for the purposes of the Acts.

LIEN

12 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether immediately payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien on all shares (other than fully paid shares) standing registered in the name of a single person for all moneys immediately payable by him or his estate to the Company; but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this regulation. The Company's lien on a share shall extend to all dividends payable thereon.

13 The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is immediately payable, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is immediately payable, has been given to the registered holder for the time being of the share, or the person entitled thereto by reason of his death or bankruptcy.

14 To give effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

15 The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is immediately payable, and the residue, if any, shall (subject to a like lien for sums not immediately payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

16 The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times, provided that no call shall exceed one-fourth of the nominal value of the share or be payable at less than one month from the date fixed for the payment of the last preceding call, and each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

17 A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments.

18 The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

19 If a sum called in respect of a share is not paid before or on the day appointed for payment

thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 5 per cent per annum, as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

20 Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall, for the purposes of these regulations, be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these regulations as to payment of interest and expenses, forfeiture or otherwise, shall apply as if such sum had become payable by virtue of a call duly made and notified.

21 The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

22 The Directors may, if they think fit, receive from any member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become payable) pay interest at such rate not exceeding (unless the Company in general meeting otherwise directs) 5 per cent per annum, as may be agreed upon between the Directors and the member paying such sum in advance.

TRANSFER OF SHARES

23 The instrument of transfer of any share shall be signed by or on behalf of the transferor, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof; provided that in the case of a partly paid share the instrument of transfer must also be signed by or on behalf of the transferee.

24 Subject to such of the restrictions of these regulations as maybe applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the Directors may approve.

25 The Company shall not be bound to register more than four persons as the joint holders of any share.

26 The Directors may decline to register the transfer of a share (not being a fully paid share) to a person of whom they do not approve, and they may also decline to register the transfer of a share (not being a fully paid share) on which the Company has a lien. The Directors may also decline to register any transfer of a share which, in their opinion, may imperil or prejudicially affect the status of the Company in the State or which may imperil any tax concession or rebate to which the members of the Company are entitled or which may involve the Company in the payment of any additional stamp or other duties on any conveyance of any property made or to be made to the Company.

27 The Directors may also decline to recognise any instrument of transfer unless:

(a) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer; and

(b) the instrument of transfer is in respect of one class of share only.

28 If the Directors refuse to register a transfer they shall, within 2 months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

29 The registration of transfers may be suspended at such times and for such periods, not exceeding in the whole 30 days in each year, as the Directors may from time to time determine.

30 Nothing in these regulations shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favor of some other person.

TRANSMISSION OF SHARES

31 In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

32 Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time properly be required by the Directors and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that member before his death or bankruptcy, as the case may be.

33 If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these regulations relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid said as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by that member.

34 A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, so, however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 days, the Directors may thereupon withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

FORFEITURE OF SHARES

35 If a member fails to pay any call or installment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or installment remains unpaid, serve a notice on him requiring payment of so much of the call or installment as is unpaid together with any interest which may have accrued.

36 The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

37 If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

38 A forfeited share maybe sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

39 A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

40 A statutory declaration that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favor of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be effected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

41 The provisions of these regulations as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, and if the same had been payable by virtue of a call duly made and notified.

CONVERSION OF SHARES INTO STOCK

42 The Company may by ordinary resolution convert any paid-up shares into stock, and reconvert any stock into paid-up shares of any denomination.

43 The holders of stock may transfer the same, or any part thereof, in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit; and the Directors may from time to time fix the minimum amount of stock transferable but so that such minimum shall not exceed the nominal amount of each share from which the stock arose.

44 The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages in relation to dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose, but no such right, privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred to an amount of stock which would not, if existing in shares, have conferred that right, privilege or advantage.

45 Such of the regulations of the Company as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

ALTERATION OF CAPITAL

46 The Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

47 The Company may by ordinary resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) sub-divide its existing shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association subject, nevertheless, to Section 68 (1) (d) of the Act;

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

48 The Company may by special resolution reduce its share capital, or any capital redemption reserve fund or any share premium account in any manner and with and subject to any incident authorised and consent required, by law.

GENERAL MEETINGS

49 All general meetings of the Company shall be held in the State.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office

Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s)
notes one and two

made on 05/05/2005

or made from ____________ to ____________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Paula Nissiphorou 84 Gosberton Road London SW12 8LQ, UK	Ordinary €0.16	934

Presenter's Name

Cliona Joyce

Address

Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ/AH

coform

B

Consideration for allotment(s) consist of ***(✓ as appropriate)***

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
934	Ordinary	0.16	2.40	2,241.60

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 2,241.60

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Approved SAYE Scheme

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

I hereby certify that the above particulars contained in this form are correct

Director [ ] Company Secretary [✓]

Signature: B Daly

Date: 11/05/05

Name *Block letters please*

Bernard Daly

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 05/05/2005
notes one and two

or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from Section C	€ 2,241.60
+	
2. Total from Section D	€ 0.00
3. Total 1 + 2 above	€ 2,241.60
4. Expenses *note four*	€ 0.00
5. Total 3 - 4	€ 2,241.60

F

Nominal value of shares allotted

	1. Amount/ Denomination
	2. Conversion Rate
€	3. Amount in €

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

	€ 2,241.60
Stamp Duty at € 1.27 per € 127.00 or part thereof	€ 11.20
Interest for 0 months *note five*	€ 0.00
Total Due (CCD)	€ 11.20
+ €12.70 Companies Office Registration Fee	
Total Due (CCD + Reg. Fee)	€ 23.20

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 16/05/2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Kieran Duggan 42 Foxrock Manor Dublin 18	Ordinary €0.16	245,700
Stephen Mackey 84 Hawthorn Place Clybawn Road Knocknacarra, Co. Galway	Ordinary €0.16	83,200

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc
18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ/AH



coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
145,700	Ordinary	0.16	1.18	145,701.18
100,000	Ordinary	0.16	4.68	468,000.00
83,200	Ordinary	0.16	1.18	98,176.00

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 711,877.18

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares issued on Exercise of Share Options

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 23/05/2005

Name *Block letters please*

Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s)
notes one and two

made on 16/05/2005

or made from ______ to ______

E	**F**
Value of assets contributed or to be contributed	Nominal value of shares allotted
1. Total from Section C: € 711,877.18	1. Amount/ Denomination:
+	
2. Total from Section D: € 0.00	2. Conversion Rate:
3. Total 1 + 2 above: € 711,877.18	3. Amount in €: €
4. Expenses *note four*: € 0.00	
5. Total 3 - 4: € 711,877.18	

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 711,877.18

Stamp Duty at € 1.27 per € 127.00 or part thereof: € 3,559.38

Interest for 0 months *note five*: € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD): € 3,559.38

+

€ 12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee): € 3,571.38

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform